SHAREHOLDER SERVICING PLAN

UNDER THE INVESTMENT COMPANY ACT OF 1940

This SHAREHOLDER SERVICING PLAN (the “Plan”) is made as of August 2, 2011 by and between Vertical Capital Income Fund (the “Fund,”), and the distributor for the Fund, Northern Lights Distributors, LLC (the “DISTRIBUTOR”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"),  as a closed-end interval fund which offers for public sale a series of shares of beneficial interest (the "Shares"); and

WHEREAS, the Fund has entered into an Underwriting Agreement (the "Underwriting Agreement") with DISTRIBUTOR pursuant to which DISTRIBUTOR has agreed to serve as the distributor of the Shares of the Fund; and

WHEREAS, the Fund desires to adopt the Plan pursuant to which the Fund will pay a shareholder servicing fee to DISTRIBUTOR in connection with the servicing of the Shares of the Fund; and

WHEREAS, DISTRIBUTOR desires to serve as distributor of the Shares and to provide, or arrange for the provision of shareholder services pursuant to the Plan;

NOW THEREFORE, the parties agree as follows:

1.  A. The Fund is authorized to pay to DISTRIBUTOR, as compensation for shareholder services and other services under this Plan, a shareholder servicing fee at the rate of 0.25% on an annualized basis of the average net assets attributable to the Fund.  Such fees are to be paid by the Fund monthly, or at such other intervals as the Board of Trustees of the Fund (the “Board”) shall determine. Such fees shall be based upon the applicable Fund's average daily net assets during the preceding month, and shall be calculated and accrued daily.

B. The Fund may pay fees to DISTRIBUTOR at a lesser rate than the fees specified in Section 1.A. of this Plan as agreed upon by the Board and DISTRIBUTOR and as approved in the manner specified in subsections (a) and (b) of Paragraph 3 of this Plan.

2.  A. The Fund hereby authorizes DISTRIBUTOR to enter into Sub-Agreements with certain securities dealers or brokers, administrators and others ("Recipients") to provide compensation to such Recipients based on the net asset value of shares of the Fund held by clients or customers of that Recipient, for activities and services of the type referred to in Paragraph (B) of this Paragraph 2.  DISTRIBUTOR may also make payments to the investment adviser of the Fund for reimbursement of marketing related expenses and/or compensation for administrative assistance.

B. DISTRIBUTOR shall provide, or arrange for Recipients with which DISTRIBUTOR has entered into Sub-Agreements to provide, shareholder services. The shareholder services shall include assistance in the offering and sale of shares of the Fund and in other aspects of the marketing of the shares to clients or prospective clients of the respective Recipients.

3.  This Plan shall not take effect with respect to any Fund unless it has been approved, together with any related agreements, by a majority vote, cast in person at a meeting (or meetings) called for the purpose of voting on such approval, of: (a) the Board; and (b) those Trustees of the Fund who are not an "interested person" of the Fund and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (the "Independent Trustees").

4.  This Plan may continue in full force and effect with respect to a Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in subsections (a) and (b) of paragraph 3.

5.  DISTRIBUTOR shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to each Fund by DISTRIBUTOR under this Plan and the purposes for which such expenditures were made.

6.  The Fund may terminate this Plan at any time, without the payment of any penalty, by vote of the Board, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the affected Fund. DISTRIBUTOR may terminate this Plan with respect to any Fund, without payment of penalty, upon sixty (60) days’ written notice to the affected Fund. Notwithstanding the foregoing, this Plan shall terminate automatically in the event of its assignment.

7.  This Plan may not be amended to increase materially the amount of fees to be paid by the Fund unless such amendment is approved by a vote of a majority of the shares of the affected Fund, and no material amendment to the other provisions of this Plan shall be made unless approved in the manner provided for approval and annual renewal in subsections (a) and (b) of Paragraph 3 hereof.

8. The amount of shareholder servicing fees payable by the Fund to DISTRIBUTOR under this Plan and the amounts received by DISTRIBUTOR under the Underwriting Agreement may be greater or lesser than the expenses actually incurred by DISTRIBUTOR on behalf of the Fund in serving as Distributor of the Shares. The shareholder services fees with respect to the Fund will be payable by the Fund to DISTRIBUTOR until either this Plan or the Underwriting Agreement is terminated or not renewed with respect to the Shares of the Fund.

9.  While this Plan is in effect, the selection and nomination of the Independent Trustees shall be made solely at the discretion of the Independent Trustees.

10. As used in this Plan, the terms "majority of the outstanding voting securities," "assignment" and "interested person" shall have the same meanings as those terms have in the 1940 Act.

11. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date thereof, the first two years in an easily accessible place.

12. The Board and the shareholders of the Fund shall not be liable for any obligations of the Fund under this Plan, and DISTRIBUTOR or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Fund in settlement of any such right or claim, and not to the Board or the shareholders.

IN WITNESS WHEREOF, the Fund and DISTRIBUTOR have executed this Shareholder Servicing Plan as of the date first set forth above.

VERTICAL CAPITAL INCOME FUND

Attest:

By: /s/A. Bayard Closser

                                                                                  A. Bayard Closser

                                                                                  President

NORTHERN LIGHTS DISTRIBUTORS, LLC

As Distributor

Attest:

By: /s/Brian Nielsen

                     Brian Nielsen

                     President